UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                          UNDER THE SECURITIES EXCHANGE
                                   ACT OF 1934
                               (AMENDMENT NO. 7)*


                             Catalina Marketing Corporation
    ------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
    ------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   148867 104
                             -----------------------

                                 (CUSIP Number)




Check the  following  box if a fee is being  paid with  this  statement  [OBJECT
OMITTED]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 148867 104                    13G                         PAGE 2 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Antaeus Enterprises, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF          1,011,794
                 ---------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY

   OWNED BY      ---------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH

   REPORTING          1,011,794
                ----------------------------------------------------------------
  PERSON WITH     8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,011,794
--------------------------------------------------------------------------------
  10   CHECK HERE  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 3 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sarah Beinecke Richardson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF                 32,880
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY         1,231,794 (Mrs. Beinecke Richardson disclaims
                      beneficial ownership of 1,011,794 shares
   OWNED BY           -- see Item 4)
                ----------------------------------------------------------------
    EACH          7   SOLE DISPOSITIVE POWER

  REPORTING           32,880
                ----------------------------------------------------------------
 PERSON WITH      8   SHARED DISPOSITIVE POWER

                      1,231,794   (Mrs. Beinecke Richardson disclaims
                      beneficial ownership of 1,011,794 shares
                      -- see Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,264,674
--------------------------------------------------------------------------------
  10   CHECK HERE  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 4 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frederick W. Beinecke
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF          30,729
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY         1,011,794 (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
   OWNED BY     ----------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH
                      30,729
  REPORTING     ----------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
 PERSON WITH
                      1,011,794  (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,042,523
--------------------------------------------------------------------------------
  10   CHECK HERE  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       *
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 5 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John B. Beinecke
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF          31,086
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY         1,011,794 (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
   OWNED BY     ----------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH
                      31,086
   REPORTING    ----------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
  PERSON WITH
                      1,011,794 (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,042,880
--------------------------------------------------------------------------------
  10   CHECK HERE  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       *
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 6 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frances Beinecke Elston
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF          25,114
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY         1,011,794 (Mrs. Elston disclaims beneficial
                      ownership of such shares -- see Item 4)
   OWNED BY     ----------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH
                      25,114
   REPORTING    ----------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
  PERSON WITH
                      1,011,794  (Mrs. Elston disclaims beneficial
                      ownership of such shares -- see Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,036,908
--------------------------------------------------------------------------------
  10   CHECK HERE  IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       *
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 7 OF 11
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William S. Beinecke
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  |_|
                                                                   (b)  |X|
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                  5   SOLE VOTING POWER

   NUMBER OF
                ----------------------------------------------------------------
    SHARES        6   SHARED VOTING POWER

 BENEFICIALLY         1,011,794 (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
   OWNED BY     ----------------------------------------------------------------
                  7   SOLE DISPOSITIVE POWER
     EACH

  REPORTING     ----------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
 PERSON WITH
                      1,011,794   (Mr. Beinecke disclaims beneficial
                      ownership of such shares -- see Item 4)
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,011,794
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.5%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

CUSIP NO. 148867 104                    13G                         PAGE 8 OF 11


            The original Schedule 13G dated February 11, 1993, the first amendment dated February 14, 1994, the second amendment dated February 13, 1995, the third amendment dated February 13, 1996, the fourth amendment dated May 9, 1997, the fifth amendment dated February 20, 1998 and the sixth amendment dated March 12, 1999 (collectively, together with this seventh amendment, the "Schedule 13G") are hereby amended by deleting Item 4 in its entirety and inserting in its place Item 4 as set forth below:

Item 4. OWNERSHIP

            Antaeus Enterprises, Inc. ("Antaeus") owns 1,011,794 shares of common stock, par value $.01 per share, of Catalina Marketing Corporation (the "Common Stock") (approximately 5.5% of the outstanding shares of Common Stock), as to which it has sole voting and dispositive power. Frederick W. Beinecke, John B. Beinecke, William S. Beinecke, Frances Beinecke Elston and Sarah Beinecke Richardson may be deemed to be affiliates of Antaeus. Such persons may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by Antaeus. Each of such persons disclaims beneficial ownership of the shares of Common Stock owned by Antaeus.

            Sarah Beinecke Richardson serves as one of three co-trustees of four trusts, which, in the aggregate, own 220,000 shares of Common Stock (approximately 1.2% of the outstanding shares of Common Stock), as to which she has shared voting and dispositive power. Sarah Beinecke Richardson may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 1,011,794 shares of Common Stock beneficially owned by Antaeus. Antaeus' ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. Sarah Beinecke Richardson owns directly 32,880 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which she has sole voting and dispositive power. The aggregate number of shares of Common Stock reported to be beneficially owned by Sarah Beinecke Richardson and the percentage of outstanding shares of Common Stock represented by such shares of Common Stock is set forth on page 3 hereof (which number includes all shares of Common Stock referred to in this paragraph).

            Frederick W. Beinecke owns directly 30,729 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which he has sole voting and dispositive power. Frederick W. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 1,011,794 shares of Common Stock beneficially owned by Antaeus. Antaeus' ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by Frederick W. Beinecke and the percentage of outstanding shares of Common Stock represented by such shares of Common Stock is set forth on page 4 hereof (which number includes all shares of Common Stock referred to in this paragraph).

            John B. Beinecke owns directly 31,086 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which he has sole voting and dispositive power. John B. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 1,011,794 shares of Common Stock beneficially owned by Antaeus. Antaeus' ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by John B. Beinecke and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 5 hereof (which number includes all shares of Common Stock referred to in this paragraph).

CUSIP NO. 148867 104                    13G                         PAGE 9 OF 11


            Frances Beinecke Elston owns directly 25,114 shares of Common Stock (representing approximately 0.1% of the outstanding shares of Common Stock), as to which she has sole voting and dispositive power. Frances Beinecke Elston may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 1,011,794 shares of Common Stock beneficially owned by Antaeus. Antaeus' ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by Frances Beinecke Elston, and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 6 hereof (which number includes all shares of Common Stock referred to in this paragraph).

            William S. Beinecke does not have sole voting and dispositive power as to any shares of Common Stock. William S. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 1,011,794 shares of Common Stock beneficially owned by Antaeus. Antaeus' ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by William S. Beinecke, and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 7 hereof (which number includes all shares of Common Stock referred to in this paragraph).

            In the aggregate, the persons filing this Schedule 13G (the "Beinecke Group") beneficially own 1,351,603 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock. Each of the persons filing this Schedule 13G disclaims membership in any group with respect to shares of Common Stock. Percentages of outstanding shares of Common Stock represented by shares of Common Stock beneficially owned by a member of the Beinecke Group set forth herein are computed based on 18,244,230 shares of Common Stock outstanding as of December 31, 1999.



SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2000



                                               ANTAEUS ENTERPRISES, INC.


                                               By: /s/Frederick W. Beinecke
                                               ---------------------------------
                                                   Name:  Frederick W. Beinecke
                                                   Title: President



                                               /s/Frederick W. Beinecke
                                               ---------------------------------
                                               Frederick W. Beinecke

CUSIP NO. 148867 104                    13G                        PAGE 10 OF 11



                                                            *
                                       -----------------------------------------
                                       Frances Beinecke Elston



                                                            *
                                       -----------------------------------------
                                       John B. Beinecke



                                                            *
                                       -----------------------------------------
                                       Sarah Beinecke Richardson



                                                            *
                                       -----------------------------------------
                                       William S. Beinecke



                                       *By: /S/ CANDACE K. Beinecke
                                       -----------------------------------------
                                       (Candace K. Beinecke,
                                       Attorney-in-fact)

CUSIP NO. 148867 104                    13G                        PAGE 11 OF 11


                               INDEX TO EXHIBITS

                                                                 PAGE
                                                                 ----
Exhibit B    Powers of Attorney of Sarah Beinecke Richardson,    Incorporated by
             Frances Beinecke Elston, John B. Beinecke and       reference to
             William S. Beinecke                                 Exhibit B of
                                                                 original
                                                                 Schedule 13G
                                                                 dated February
                                                                 11, 1993